Exhibit 99.1

23 January 2004

CABLE AND WIRELESS PLC – RESULT OF
US BUSINESS SALE PROCESS

Cable and Wireless plc notes today (23 January 2004) that, following a court-supervised bidding process Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc., together called Cable & Wireless America (“CWA”), have entered into an agreement with SAVVIS Communications Corporation (NASDAQ: SVVS)(“SAVVIS Communications”), to acquire substantially all of the assets of CWA (“US Businesses”) for a sum of $155 million in cash and approximately $12.4 million of assumed liabilities (the “SAVVIS Communications Offer”).

Cable and Wireless plc announced on 8 December 2003 that an affiliate of Gores Technology Group LLC (“Gores Technology”) had entered into an agreement (the “Asset Purchase Agreement”) with CWA to acquire the US Businesses for a sum of $125 million (the “Purchase Price”). The Purchase Price was payable subject to certain business performance targets which, if not satisfied, could have resulted in the Purchase Price being reduced to not less than $50 million (the “Gores Offer”).

As a condition of the Asset Purchase Agreement and at the request of Gores Technology, CWA conducted the sale of the US Businesses under Chapter 11 Section 363 of the US Bankruptcy Code. Other qualifying bidders were given an opportunity to submit higher and better offers for the US Businesses through a court-supervised competitive bidding process. The SAVVIS Communications Offer was approved by the Board of CWA and the US Bankruptcy Court on 23 January 2004 and has replaced the Gores Offer.

CWA expects that the sale transaction with SAVVIS Communications will close in the first calendar quarter of 2004, subject to certain regulatory approvals. The sale proceeds will be applied to satisfy outstanding liabilities of CWA. (The announcement today by CWA following the approval of the SAVVIS Communications Offer by the US Bankruptcy Court is reproduced at the end of this announcement.)

Cable and Wireless plc continues to expect that the remaining cash costs of exit to the Cable & Wireless Group, including the ‘debtor-in-possession’ financing, from 1 October 2003 to completion of the Chapter 11 process, will not exceed £300 million.

The following release was issued by CWA today.

COURT APPROVES PROPOSED SALE OF CABLE & WIRELESS AMERICA TO SAVVIS COMMUNICATIONS CORPORATION

Transaction Expected To Close In First Quarter Of 2004

RESTON, VA – January 23, 2004- Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc., together with certain of their subsidiaries, (together ‘CWA’) today announced that the U.S. Bankruptcy Court in Phoenix, Arizona has approved the proposed sale of CWA’s hosting and IP solutions assets to SAVVIS Communications Corporation (NASDAQ: SVVS) (‘SAVVIS’). The sale transaction is expected to close in the first quarter of 2004, subject to certain regulatory approvals.

Under terms of a definitive asset purchase agreement signed by the parties today, SAVVIS will acquire substantially all of the CWA assets for $155 million in cash and assumed liabilities of approximately $12.4 million.

SAVVIS delivers IP VPNs (Internet protocol virtual private networks), managed hosting and Internet services to enterprises around the world through an IP infrastructure spanning 45 countries.

CWA will continue normal operations through completion of this proposed sale. CWA remains focused on its core competencies of hosting and IP services while delivering uninterrupted service to its customers.

John S. Dubel, CWA's chief executive officer, said: “We are pleased to be one important step closer to completing the sale transaction with SAVVIS. Both SAVVIS and CWA are committed to growing our combined businesses by providing exceptional quality and service to our customers and ensuring they continue to receive the highest level of care.”

On December 8, 2003, CWA announced that it had entered into an asset purchase agreement with an affiliate of Gores Technology Group, LLC for the sale of its hosting and IP solutions businesses. In accordance with the terms of this agreement and to facilitate a sale transaction, CWA filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. In compliance with Section 363 of the Bankruptcy Code, qualifying bidders then had an opportunity to submit higher and better offers for CWA’s evaluation through a court-supervised competitive bidding process. SAVVIS was chosen as the winner at a two-day auction concluded on January 22, 2004. The sale proceeds from this process will be applied toward certain outstanding liabilities.

About CWA

CWA is among the leading providers of complex hosting and IP solutions for global enterprises, counting 40% of the Fortune 100 among its customers. Its portfolio of services includes a wide range of flexible and secure IP connectivity and networking solutions along with complete and secure infrastructure to support complex web hosting. For more information about CWA, go to www.cwusa.com.

About SAVVIS Communications

SAVVIS Communications (NASDAQ: SVVS) is a leading Managed Services Provider that delivers private IP VPNs (virtual private networks), hosting, IP voice and application services to businesses. SAVVIS solutions are designed for industries with demanding IP requirements, including legal, media, retail, professional services, healthcare, manufacturing, and financial services. With its recent acquisition of the commercial business of WAM!NET, the company now delivers fully managed media services that enable organizations to share, collaborate, store and manage content with their partners and clients, and accelerate their workflows in the process.

SAVVIS was ranked #3 in IP VPN market share by IDC in its 2003 report, trailing only AT&T and MCI/WorldCom.  Known as The Network that Powers Wall StreetSM, its network reliability was declared “perfect” in Network World magazine’s groundbreaking study of backbone performance. In 2003, SAVVIS won the American Business Awards “Stevie”TM in the category of Best Customer Service Organization. SAVVIS’ managed hosting services were awarded the Service Provider Excellence Award by Boardwatch magazine for its virtualized approach to managed hosting, and the Market Engineering Award from Frost & Sullivan for product differentiation and innovation.

For more information about SAVVIS’ Intelligent IP NetworkSM and managed hosting solutions, visit: http://www.savvis.net.  For information about WAM!NET visit: www.wamnet.com.

About Cable and Wireless plc

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com.

Forward Looking Statements

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those factors which are identified in the cautionary statements section in the preface to the company’s Form 20F 2003.

Ends

Contacts
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Virginia Porter +1 646 236 1758

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Peter Eustace 020 7315 4495